Exhibit 99.1

Hepsiburada Announces Extraordinary General Assembly Meeting

ISTANBUL, Oct. 20, 2025 (GLOBE NEWSWIRE) -- D-MARKET Electronic Services & Trading (d/b/a “Hepsiburada”) (NASDAQ: HEPS), a leading Turkish e-commerce platform (referred to herein as “Hepsiburada” or the “Company”), announces that the Board of Directors has decided to call for an Extraordinary General Assembly Meeting of Shareholders (the “Extraordinary General Assembly”) to convene at its headquarters located at the address of “Kuştepe Mahallesi Mecidiyeköy Yolu Caddesi No:12 Trump Towers, Tower No:2 Floor:2 Şişli/İstanbul.” on November 17, 2025, at 11:00 (local time) to authorize, among other things, a share capital increase in an aggregate amount of TRY 4,171,960,010.85, of which TRY 7,168,458.90 shall be allocated to the nominal value of the newly issued shares and the remaining TRY 4,164,791,552.05 shall be allocated to the share premium. As a result, the nominal share capital of the Company will be increased from TRY 65,199,658.00, divided into 325,998,290 shares to TRY 72,368,116.80, divided into 361,840,584 shares. The nominal value of the shares will remain unchanged at TRY 0.20 (20 Kuruş). The Bank of New York Mellon’s pre-emptive rights in connection with the share capital increase pursuant to Article 461/2 of the TCC will be disapplied, as explained in the Explanatory Note on the agenda mentioned below.

The agenda of the Extraordinary General Meeting will be as follows:

1.	Opening of the meeting and election of the Extraordinary General Assembly Meeting Chairmanship,

2.	Authorization of the General Assembly Meeting Chairman to sign the minutes of the meeting,

3.	Discussion of increasing the Company’s current total share capital and matters of pre-emptive rights as per Article 461/2 of the TCC and amendment of Article 6 of the Company’s Articles of Association titled “Share Capital” as set forth in the “New Text”,

4.	Discussion of amendment of Article 3 titled “Line of Business and Objective”, Article 18 titled “General Assembly” and Article 29 titled “Compliance with Corporate Governance Principles” of the Company’s Articles of Association as set forth in the “New Text”,

5.	Recommendations and closing.

Explanatory notes on the agenda items along with the copies of certain materials related to the Extraordinary General Assembly are made available on the Company’s investor relations website https://investors.hepsiburada.com/ as of October 20, 2025.

Holders of the Company’s American Depositary Shares (the “ADSs”) who wish to exercise their voting rights for the underlying shares must act through the depositary of the Company’s ADS program, The Bank of New York Mellon.

Forward-Looking Statements

This press release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the Safe Harbor provisions of the US Private Securities Litigation Reform Act of 1995, and encompasses all statements, other than statements of historical fact contained in this press release, and include but are not limited to, statements regarding changes to Hepsiburada’s Board of Directors and the Company’s Articles of Association. These forward-looking statements can be identified by terminology such as “may,” “could,” “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “targets,” “likely to” and similar statements.

These forward-looking statements are based on management’s current expectations. However, it is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. These statements are neither promises nor guarantees but involve known and unknown risks, uncertainties and other important factors and circumstances that may cause Hepsiburada’s actual results, performance or achievements to be materially different from its expectations expressed or implied by the forward-looking statements, including conditions in the U.S. capital markets, negative global economic conditions, potential negative developments resulting from epidemics or natural disasters, other negative developments in Hepsiburada’s business or unfavorable legislative or regulatory developments. We caution you therefore against relying on these forward-looking statements, and we qualify all of our forward-looking statements by these cautionary statements. For a discussion of additional factors that may affect the outcome of such forward-looking statements, see our 2023 annual report filed with the SEC on Form 20-F on April 30, 2024 (Commission File Number: 001-40553), and in particular the “Risk Factors” section, as well as the other documents filed with or furnished to the SEC by Hepsiburada from time to time. Copies of these filings are available online from the SEC at www.sec.gov, or on the SEC Filings section of our Investor Relations website at https://investors.hepsiburada.com. These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any such forward-looking statements represent management’s estimates as of the date of this press release. These forward-looking statements should not be relied upon as representing Hepsiburada’s views as of any date subsequent to the date of this press release. All forward-looking statements in this press release are based on information currently available to Hepsiburada, and Hepsiburada and its authorized representatives assume no obligation to update these forward-looking statements in light of new information or future events. Accordingly, undue reliance should not be placed upon the forward-looking statements.

About Hepsiburada

Hepsiburada is a leading e-commerce technology platform in Türkiye, operating through a hybrid model that combines first-party direct sales (1P) and a third-party marketplace (3P) with approximately 100 thousand merchants.

With its vision of leading the digitalization of commerce, Hepsiburada serves as a reliable, innovative and purpose-driven companion in consumers’ daily lives. Hepsiburada’s e-commerce platform offers a broad ecosystem of capabilities for merchants and consumers including last-mile delivery, fulfillment services, advertising solutions, cross-border sales, payment services and affordability solutions. Hepsiburada’s integrated fintech platform, Hepsipay, provides secure payment solutions, including digital wallets, general-purpose loans, buy now pay later (BNPL) and one-click checkout, enhancing shopping convenience for consumers across online and offline while driving higher sales conversions for merchants.

Since its founding in 2000, Hepsiburada has been purpose-driven, leveraging its digital capabilities to empower women in the Turkish economy. In 2017, Hepsiburada launched the ‘Technology Empowerment for Women Entrepreneurs’ program, which has supported approximately 65 thousand female entrepreneurs across Türkiye in reaching millions of customers.

Investor Relations Contact
ir@hepsiburada.com

Media Contact
corporatecommunications@hepsiburada.com